SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Community Capital Corporation

(Name of Issuer)

Common Shares ($1.00 par value)

(Title of Class of Securities)

20363C102

(CUSIP Number)

December 31, 2009

(Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑  Rule 13d-1(b)
☐ Rule 13d-1(c)
☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20363C102	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS:

	Community Capital Corporation Employee Stock Ownership Plan (with Code Section 401(k) Provisions)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐
3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Employee stock ownership plan organized in the State of South Carolina
	5	SOLE VOTING POWER:

NUMBER OF		-0-
SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		722,610
EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		722,610
WITH:	8	SHARED DISPOSITIVE POWER:

		-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	722,610
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	7.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	EP

CUSIP No. 20363C102	13G	Page 3 of 5 Pages

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Community Capital Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1402-C Highway 72 West
Greenwood, SC  29649

Item 2(a).	Name of Person Filing:

Community Capital Corporation
Employee Stock Ownership Plan (with Code Section 401(k) Provisions)

Administrator:	CapitalBank
P.O. Box 218
Greenwood, SC  29648

Trustee:	Compensation Committee of the Board of Directors
of Community Capital Corporation
P.O. Box 218
Greenwood, SC  29648

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1402-C Highway 72 West (29649)
P.O. Box 218
Greenwood, SC  29648

Item 2(c).	Citizenship:

Employee stock ownership plan organized in the State of South Carolina.

Item 2(d).	Title of Class of Securities:

Common Shares (with $1.00 par value).

Item 2(e).	CUSIP Number:

20363C102

CUSIP No. 20363C102	13G	Page 4 of 5 Pages

Item 3.	Rule 13d-1(b), or Rule 13d-2(b) or (c), Information:

(a) ☐	Broker or Dealer registered under Section 15 of the Act.
(b) ☐	Bank as defined in Section 3(a)(6) of the Act.
(c) ☐	Insurance Company as defined in Section 3(a)(19) of the Act.
(d) ☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e) ☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) ☑	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(j) ☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

(a)	Amount Beneficially Owned:		722,610

(b)	Percent of Class:		7.3%

(c)	Number of Shares as to which such person has:

	(i)	Sole power to vote or to direct the vote:	- 0 -
	(ii)	Shared power to vote or to direct the vote:	722,610 (1)
	(iii)	Sole Power to dispose or to direct the disposition of:	722,610 (1)
	(iv)	Shared power to dispose or to direct the disposition of:	- 0 -

(1) The Trustee of the Community Capital Corporation Employee Stock Ownership Plan (the “ESOP”) votes all shares of stock held under the ESOP.  Pursuant to the terms of the ESOP, the Trustee must vote the allocated shares in accordance with the participants’ instructions.  If, however, a participant does not properly provide the Trustee with voting instructions, the Trustee must vote such shares in its discretion.  Although participants have the authority under the terms of the ESOP to direct the investments held in their respective plan accounts, the Trustee ultimately holds sole dispositive power over the shares of Community Capital Corporation’s stock held by the ESOP.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

CUSIP No. 20363C102	13G	Page 5 of 5 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMMUNITY CAPITAL CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN

Date: February 11, 2010	By:	/s/ R. Wesley Brewer
R. Wesley Brewer Chief Financial Officer of CapitalBank Plan Administrator